Exhibit 99.1

NEWS RELEASE

GTECH S.P.A. COMPLETES ACQUISITION OF U.S.-BASED INTERNATIONAL GAME TECHNOLOGY

International Game Technology PLC Shares (Ticker: IGT) Begin Trading on NYSE today, April 7, 2015

LONDON, U.K. — 7 April 2015 — The cross-border merger of GTECH with and into its U.K. subsidiary International Game Technology PLC became effective at 12:01 a.m. British Summer Time (BST) on 7 April 2015, and immediately thereafter the acquisition of U.S.-based International Game Technology was completed. The combined companies will now be known as International Game Technology PLC (IGT PLC) with corporate headquarters in London, and operating headquarters in Rome, Italy; Providence, Rhode Island; and Las Vegas, Nevada. The shares of IGT PLC (NYSE: IGT) will commence trading today, 7 April 2015.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC (“IGT PLC”) and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT PLC as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT PLC’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) risks that the businesses of International Game Technology and GTECH S.p.A. will not be integrated successfully, following the recent completion of their business combination, or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; risks relating to unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the company operates; ability to hire and retain key personnel; the potential impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the company; international, national or local economic, social or political conditions that could adversely affect the company or its customers; conditions in the credit markets; risks associated with assumptions the company makes in connection with its critical accounting estimates and legal proceedings; and the company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the company’s business, including those described in IGT PLC’s registration statement on Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”). Except as required under applicable law, the company does not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT PLC share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT PLC share, as applicable. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT PLC, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication.

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About IGT:

IGT (NYSE: IGT) is the global leader in gaming. We enable players to experience their favorite games across all regulated segments and channels, from Gaming Machines and Lotteries to Interactive and Social Gaming.  Leveraging a wealth of prime content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play.  We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately $6 billion in revenues and more than 13,000 employees.  For more information, please visit www.merger.igt.com.

Contact:

Robert K. Vincent, Corporate Communications, (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190